Exhibit 99.4

Cool Company Ltd. - Ex Dividend

March 8, 2024

Hamilton, Bermuda

The shares in Cool Company Ltd. (NYSE: CLCO / CLCO.OL) will be traded ex dividend of $0.41 per share for the fourth quarter of 2023 as of today, March 8, 2024.

This information is subject to the disclosure requirements pursuant to Section 5-12 of the Norwegian Securities Trading Act.

For more information, questions should be directed to:

c/o Cool Company Ltd - +44 207 659 1111 / ir@coolcoltd.com

Richard Tyrrell - Chief Executive Officer
John Boots - Chief Financial Officer